Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Asserta Health, Inc.
10421 South Jordan Gateway Suite 560
South Jordan , UT 84095
https://assertahealth.com/

Up to $1,069,998.45 in Common Stock at $7.95
Minimum Target Amount: $9,993.15

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Asserta Health, Inc.
Address: 10421 South Jordan Gateway Suite 560, South Jordan , UT 84095
State of Incorporation: DE
Date Incorporated: September 05, 2014

Terms:

Equity

Offering Minimum: $9,993.15 | 1,257 shares of Common Stock
Offering Maximum: $1,069,998.45 | 134,591 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $7.95
Minimum Investment Amount (per investor): $246.45

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Time-Based:

Friends and Family Early Birds

Invest within the first 2 weeks and receive 20% bonus shares.

Super Early Bird Bonus

Invest within the first 3 weeks and receive 15% bonus shares.

Early Bird Bonus

Invest within the first 4 weeks and receive an 10% bonus shares.

Amount-Based:

$500+

Premium Bonus

Invest $500 and receive 3% bonus shares

$1,000+

Bronze Bonus

Invest $1,000 and receive 5% bonus shares

$2,500+

Silver Bonus

Invest $2,500 and receive 10% bonus shares

$10,000+

Gold Bonus

Invest $10,000 and receive 15% bonus shares

$25,000+

Diamond Bonus

Invest $25,000 and receive 20% bonus shares

Audience-Based:

10% bonus shares for previous investors

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Asserta Health, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $7.95 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $795. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Audience-Based in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Asserta Health, Inc. was initially organized as Asserta LLC, a Utah limited liability company on 1/18/2013, and converted to a newly formed Delaware corporation on 1/1/2014.

Asserta Health is a C-Corporation organized under the laws of the state of Delaware that built a healthcare payment platform called medEcash to enable real time cash payment for healthcare services.

medEcash lowers the cost of healthcare payment administration and improves the payment experience for all parties - patient, provider and payer - by eliminating claims, billing and collections activities without losing any of the data that is so critical in healthcare.

We sell through channel partnerships including benefits brokers and consultants, third party administrators, cost containment vendors. Health insurers, and providers focused on employer health plans are longer term sales prospects.

Asserta Health's medEcash Payment Platform, Cash Driven Health Plan - the LISA Plan, and Network Optimization, Ad-hoc Negotiation and Cash Payment services are sold across the United States to employers and providers who want to lower the cost of healthcare for their employees and businesses.

We believe the only way to make healthcare affordable is to pay for it the same way we pay for everything else – direct, transparent and immediate. We assembled a team with deep 360-degree healthcare payment experience to build medEcash, and we've tested and improved it by using it ourselves to administer over 21K cash transactions. We invite you to invest in the future of healthcare payment.

Competitors and Industry

INDUSTRY

National Healthcare Expenditures grew 9.7% in 2020 to $4.1 Trillion. As much of 25% of that spending is due to administration costs. Healthcare costs are expected to grow on average 5.4% between now and 2028 with healthcare expenditures reaching 6.2 Trillion in 2028.

Much of the healthcare industry still relies on payment processes that haven't changed much since the 1960's. All health plans, including government plans like Medicare and Medicaid, continue to price claims and process payments retrospectively. In 2019, the US spent an estimated $3.8 trillion on health care, including an estimated $950 billion (25%) on nonclinical, administrative functions, and that number has increased despite major technological enhancements.

A study by McKinsey & Company reported in the Journal of the American Medical Association concluded that administrative simplification could save an estimated $265 billion, or approximately 28% of annual administrative spending, without compromising quality or access - and while still preserving a market-based system and individual choice. Specifically, we are targeting $314B in administrative waste in the areas of billing, coding and pricing, and we believe that 50% or $157B of that waste is addressable through cash payment.

1. Centers for Medicare & Medicaid Services. National health expenditure data. Accessed September 12, 2021. https://www.cms.gov/Research-Statistics-Data-and-Systems/Statistics-Trends-and-Reports/NationalHealthExpendData

2. Sahni NR, Mishra P, Carrus B, Cutler DM. Administrative Simplification: How to Save a Quarter-Trillion Dollars in US Healthcare. McKinsey & Company. October 20, 2021. https://www.mckinsey.com/industries/healthcare-systems-and-services/our-insights/administrative-simplification-how-to-save-a-quarter-trillion-dollars-in-US-healthcare

3. Nikhil R. Sahni, BA, BAS, BSe, MBA, MPA/ID1,2; Brandon Carrus, BS, MSc3; David M. Cutler, AB, Administrative Simplification and the Potential for Saving a Quarter-Trillion Dollars in Health Care JAMA. 2021;326(17):1677-1678. doi:10.1001/jama.2021.17315

4. https://jamanetwork.com/journals/jama/fullarticle/2785479#:~:text=A%20variety%20of%20studies%20over,of%20%243.8%20trillion%20in%2020

COMPETITORS

Asserta Health lowers healthcare cost by removing administrative waste in healthcare pricing and payment processes to enable direct, frictionless relationships between payers and providers through real time cash payment for healthcare services without the loss of healthcare data that is normally collected through the payment process. Competitors and substitutes include other cost containment strategies to lower healthcare costs such as Care Navigation, Reference Based Pricing, Centers of Excellence and Bundled Payments, and PPO Networks.

Some of the top competitors in our industry include: Accolade (currently valued at $411M), Advanced Medical Pricing Solutions (AMPS), Carrum Health, Edison Health Solutions, ELAP Services, EveryoneHealth, HST, Quantum Health, and Zero Health,

ELAP Services is the industry leader in the Reference Based Pricing market and a primary competitor for self-insured employer business. Advanced Medical Pricing Solutions (AMPS) also owns significant market share in the Reference Based Pricing Market. While Asserta Health is not a Reference Based Pricing company, we compete most actively against these substitutes. We view our competitors and substitutes as potential customers who could use medEcash to magnify the effectiveness of their cost containment solutions.

Despite the present competitive landscape, Asserta Health stands out in the healthcare payments industry because medEcash is, to our knowledge, the only cost containment strategy that specifically targets administrative waste and pricing failures by building new, game-changing payment infrastructure to enable direct, real time payment relationships between payers and providers for nearly every type of healthcare service without loss of crucial healthcare data.

The McKinsey study acknowledged that some of the inertia at the organizational level reflects market failures that require industry-level intervention. We believe that healthcare payments infrastructure won't change without a new industry utility, and we designed medEcash to be an industry- transforming replacement for the antiquated retrospective claims-based payment processing system used today by every health plan, every healthcare provider and every health plan member.

https://www.crunchbase.com/organization/accolade/company_financials

https://www.crunchbase.com/organization/advanced-medical-pricing-solutions

https://www.crunchbase.com/organization/carrum-health

https://www.dnb.com/business-directory/company-profiles.stockton_edison_healthcare_corporation.bbed3b5be76491c5dca6f0e6a468deb0.html

https://www.crunchbase.com/organization/elap-services

https://www.crunchbase.com/organization/quantum-health

https://www.crunchbase.com/organization/zero-health

https://www.mckinsey.com/industries/healthcare-systems-and-services/our-insights/administrative-simplification-how-to-save-a-quarter-trillion-dollars-in-US-healthcare

Current Stage and Roadmap

CURRENT STAGE

The Company's medEcash Payment Platform, Cash Driven Health Plan - the LISA Plan, and Network Optimization, Ad-hoc Negotiation and Cash Payment services are currently on the market and generating sales, with over $2M in revenue in 2021. We have managed over $40M in healthcare payments on the medEcash payment platform and handled over 21K cash transactions, reaching 30 thousand employee lives.

In 2022, we added the capability for providers to manage their own payments inside the medEcash platform for low cost services like office visits and simple x-rays without the need for concierge assistance. This not only eliminates the administrative waste of claims submission but also creates the ability for providers to request payment and be paid when it works best for them.

We also implemented system enhancements that allow partners who have their own concierge and negotiation services to manage their own concierge-enabled cases using medEcash.

Our low cost, flexible transaction fees make it easy for partners to pay for the level of service they need on a case by case basis.

FUTURE ROADMAP

The Company's efforts for the next few years will be focused on 1) growth and expansion of use cases for the medEcash payment platform to enable direct payment relationships between payers and providers, 2) growth of Cash Driven Health Plans using the LISA Plan model for self-insured employers as well as community health plans, and 3) growth of our sales and distribution capabilities and partnerships.

The Team

Officers and Directors

Name: Korb Matosich

Korb Matosich's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: January 01, 2014 - Present
  Responsibilities: General operations, leadership, and management for the company. Korb currently receives salary compensation of

$108K per year and owns 34.7% equity in the company.

- **Position:** Director
  Dates of Service: January 01, 2014 - Present
  Responsibilities: Provide direction for the organization.

Name: Lisa Behnke

Lisa Behnke's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Medical Officer
  Dates of Service: January 01, 2014 - Present
  Responsibilities: Clinical leadership and oversight for the company. Lisa currently receives salary compensation of $108K per year and owns 20.3% equity in the company including 140,000 outstanding stock options

- **Position:** Director
  Dates of Service: January 01, 2014 - Present
  Responsibilities: Provide direction for the organization

Other business experience in the past three years:

- **Employer:** La Vida de la Vid LLC
  Title: Managing Partner
  Dates of Service: January 01, 2013 - Present
  Responsibilities: General management

Name: David Hersom

David Hersom's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technology Officer
  Dates of Service: August 01, 2019 - Present
  Responsibilities: Sets technology direction and manages technology team. Dave currently receives salary compensation of $108K per year and owns 10.2% equity in the company including 147,000 outstanding options.

- **Position:** Director
  Dates of Service: June 01, 2021 - Present
  Responsibilities: Provide direction for the organization

Other business experience in the past three years:

- **Employer:** AAPC
  Title: CTO
  Dates of Service: April 01, 2013 - July 31, 2019
  Responsibilities: Oversee technology direction

Name: Andrew Clark

Andrew Clark's current primary role is with Leavitt Equity Partners. Andrew Clark currently services 0 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: January 01, 2021 - Present
  Responsibilities: Provide direction for the organization. Andrew does not currently receive salary compensation or own equity in the company.

Other business experience in the past three years:

- **Employer:** Leavitt Equity Partners
  Title: Managing Partner
  Dates of Service: September 01, 2014 - Present
  Responsibilities: Oversee investments

Name: Nicole Oishi

Nicole Oishi's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Experience Officer
  Dates of Service: May 10, 2021 - Present
  Responsibilities: Oversees our customer experience and day-to-day operations including concierge service, provider relations and financial administration.

Other business experience in the past three years:

- **Employer:** Matrix Medical Network
  Title: Vice President, Product Innovation
  Dates of Service: January 13, 2020 - May 09, 2021
  Responsibilities: Developed the go-to-market strategy of a new business line supporting essential employers and their critical workforce during the COVID Pandemic.

Other business experience in the past three years:

- **Employer:** Oishi Healthcare Consulting
  Title: Healthcare Consultant
  Dates of Service: June 01, 2019 - June 30, 2020
  Responsibilities: Healthcare consulting

Other business experience in the past three years:

- **Employer:** MotivHealth
  Title: Senior Vice President Health Plan Operations
  Dates of Service: August 01, 2019 - January 12, 2020
  Responsibilities: Led all aspects of health plan operations for start up health plan serving approximately 38,000 members.

Other business experience in the past three years:

- **Employer:** Collective Medical
  Title: Head of Success
  Dates of Service: October 01, 2017 - July 31, 2019
  Responsibilities: Created and led the Delivery, Success, Support, Clinical and Health Plan teams to perform all customer activities post sales.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the COMMON STOCK should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any COMMON STOCK purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the healthcare industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for CASH PAYMENT FOR HEALTHCARE. Our revenues are therefore dependent upon the market for CASH PAYMENT FOR HEALTHCARE.

Minority Holder; Securities with Voting Rights
The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We are specifically concerned with the potential for a single-payor initiative or a government mandated pricing scheme such as we've seen implemented in Maryland.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on ASSERTA HEALTH or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on ASSERTA HEALTH could harm our reputation and materially negatively impact our financial condition and business.

Reliance on certain customers
We derive a significant portion of our revenue from our largest customers. The loss of any of these customers, or renegotiation of the contracts with these customers could negatively impact our results.

Long Sales Cycle
Our sales cycle can be long and unpredictable and requires considerable time and expense. As a result, our sales, revenue, and cash flows are difficult to predict and may vary substantially from period to period, which may cause our results of operations to flucutate significantly.

Covid-19 Pandemic Risks
The Covid-19 pandemic may significantly disrupt our operations and negatively impact our business, financial condition, and results of operations.

We are an early stage company and have not generated profits on a regular basis
Asserta Health was formed on January 1, 2014. Accordingly, the company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing

its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Asserta Health has incurred a net loss since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Korb Matosich	940,336	Common Stock	34.7%
Korb Matosich	22,664	Preferred Stock	
Lisa Behnke	403,001	Common Stock	20.4%
Lisa Behnke	23,020	Preferred Stock	

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 134,591 of Common Stock.

Common Stock

The amount of security authorized is 3,000,000 with a total of 2,527,589 outstanding.

Voting Rights

The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Please see Voting Rights of Securities Sold in this Offering below and Exhibit F for additional information.

Material Rights

The total amount outstanding includes 574,125 of shares to be issued pursant to stock options, reserved but unissued.

The total amount outstanding includes 371,750 of shares to be issued pursant to stock options issued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

Dividends. The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3 of the Restated Certificate of Incorporation.

Preferred Stock

The amount of security authorized is 250,000 with a total of 249,603 outstanding.

Voting Rights

One vote per share, please see exhibit F for additional information.

Material Rights

Liquidation Preferences. Preferred holders have payment preferences in the event of certain Liquidation Events. (*See exhibit F for details*)

Conversion. The holders of the Preferred Stock have certain conversion rights as outlined in the company's Restated Certificate of Incorporation.

Dividends. The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred

Stock held by such holder pursuant to Section 3 of the Restated Certificate of Incorporation.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 1,000,000
  Use of proceeds: Shares issued to founders
  Date: January 01, 2014
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $150,038.28
  Number of Securities Sold: 343,337
  Use of proceeds: Product development
  Date: September 08, 2014
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $526,000.00
  Use of proceeds: Product development and operations
  Date: February 22, 2019
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

2021 was a very successful year for the Company as we experienced record revenues and unit sales. 2021 revenues exceeded $2.1 million, up almost 60% from 2020. This increase in revenue was primarily driven by growth in case fee revenue which was up more than 93% over 2020. We believe that this improved performance was primarily driven by two factors: increase in case volume due to an increase in the number of members reached, and the launch of our cash-driven health plan model which results in earlier identification of cash pay cases and an increase in case volume.

Cost of sales

Cost of sales was $1,096,928 in fiscal year 2021, up $552,762 from 2020's cost of sales of $544,166. The increase in cost of sales was caused by the 60% increase in revenues in 2021 compared to 2020 as well as the addition of key managers to increase scalability and customer service levels.

Gross margins

Gross profit in 2021 was $1,057,771 up from a 2020 gross profit of $805,325, an increase of $252,446. Gross margins as a percentage of revenue to decreased from 60% in 2020 to more than 49% in 2021. This was primarily driven by investment in scalable team structure, training and processes in preparation for future growth of the cash diriven health plan model.

Expenses

2021 expenses were $1,556,771, up $355,774 from expenses of $1,200,997 in 2020. This increase was the result of additional operating expenses in support of new business.

Historical results and cash flows:

In the short term, operating expenses are expected to increase as we build a professional sales and marketing function and transition primary responsibility for sales from the senior leadership team and improve our ability to strategically scale operations ahead of sales. We expect that focus on the cash driven health plan model will ultimately lead to greater revenue per member, but sales cycles are tied to health plan renewal dates.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company has approximately $1,400,000 cash on hand as of 06/01/2022.

The company has received an Small Business Administration Economic Injury Disaster Loan. The total proceeds from this loan were $1,506,800. We receieved $402,300 in April 2020 and an additional $1,104,500 in March of 2022.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We currently have sufficient financial resources to maintain our company operations.

Funds from this raise are needed to expand sales and marketing and to scale operations ahead of growth.

If the Company does not generate revenue, we anticipate the Company will be able to operate for 6 months. This is based on a current monthly burn rate of $220,00 for expenses related to salaries, rent and other general and administrative expenses.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are not necessary to the viability of the company. The funds raised from the crowdunding campaing will represent less than 50% of the total funds avialable to the Company and will be used to accelerate growth.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We will be able to operate the comany for more than 2 years given expected revenues and our current rate of capital consumption if we raise our minimum.

Based on our projections, we anticipate the Company will incur major expenses related to salaries - approximately $180,000 per month, marketing - approximately $15,000 per month, and other general and adminstrative expenses - aproximately $20,000 per month.

How long will you be able to operate the company if you raise your maximum funding goal?

We will be able to operate the company for 18 months if we raise our maximum funding goal. We anticipate significantly increasing our sales salaries and marketing expendituresusing the money from this raise to accelerate our growth.

Based on our projections, we anticipate the Company will incur major expenses related to salaries - approximately $270,000 per month, marketing - approximately $50,000 per month, and other general and adminstrative expenses - aproximately $30,000 per month.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We anticipate additional capital raises to continue to aggressively grow our business.

Due to the seasonality of benefits purchasing and the difficulty of predicting patient utilization of our services, it can be difficult to project our capital requirements. The overall economic outlook may make it more difficult to secure additional capital in the future.

Indebtedness

- **Creditor:** Small Business Administration - Economic Injury Disaster Loan
  Amount Owed: $1,506,800.00
  Interest Rate: 3.75%
  Maturity Date: April 26, 2050

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $22,078,676.40

Valuation Details:

Industry & Market

National Healthcare Expenditures grew 9.7% in 2020 to $4.1 Trillion. As much of 25% of that spending is due to administration costs. Healthcare costs are expected to grow on average 5.4% between now and 2028 with healthcare expenditures reaching 6.2 Trillion in 2028.

Much of the healthcare industry still relies on payment processes that haven't changed much since the 1960's. All health plans, including government plans like Medicare and Medicaid, continue to price claims and process payments retrospectively. In 2019, the US spent an estimated $3.8 trillion on health care, including an estimated $950 billion (25%) on nonclinical, administrative functions, and that number has increased despite major technological enhancements.

https://www.cms.gov/Research-Statistics-Data-and-Systems/Statistics-Trends-and-Reports/NationalHealthExpendData

https://www.mckinsey.com/industries/healthcare-systems-and-services/our-insights/administrative-simplification-how-to-save-a-quarter-trillion-dollars-in-US-healthcare

https://jamanetwork.com/journals/jama/fullarticle/2785479#:~:text=A%20variety%20of%20studies%20over,of%20%243.8%20trillion%20in%2020

Comparison To Competitors

Some of the top competitors in our industry include: Accolade (currently valued at $411M), Advanced Medical Pricing Solutions (AMPS), Carrum Health, Edison Health Solutions, ELAP Services, EveryoneHealth, HST, Quantum Health, and Zero Health,

ELAP Services is the industry leader in the Reference Based Pricing market and a primary competitor for self-insured employer business. Advanced Medical Pricing Solutions (AMPS) also owns significant market share in the Reference Based Pricing Market. While Asserta Health is not a Reference Based Pricing company, we compete most actively against these substitutes. We view our competitors and substitutes as potential customers who could use medEcash to magnify the effectiveness of their cost containment solutions.

Despite the present competitive landscape, we believe Asserta Health stands out in the healthcare payments industry because medEcash is, to our knowledge, the only cost containment strategy that specifically targets administrative waste and pricing failures by building new, game-changing payment infrastructure to enable direct, real time payment relationships between payers and providers for nearly every type of healthcare service without loss of crucial healthcare data.

https://www.crunchbase.com/organization/accolade/company_financials

https://www.crunchbase.com/organization/advanced-medical-pricing-solutions

https://www.crunchbase.com/organization/carrum-health

https://www.dnb.com/business-directory/company-profiles.stockton_edison_healthcare_corporation.bbed3b5be76491c5dca6f0e6a468deb0.html

https://www.crunchbase.com/organization/elap-services

https://www.crunchbase.com/organization/quantum-health

https://www.crunchbase.com/organization/zero-health

https://www.mckinsey.com/industries/healthcare-systems-and-services/our-insights/administrative-simplification-how-to-save-a-quarter-trillion-dollars-in-US-healthcare

Intellectual Property

We have a unique product with highly differentiated intellectual property at the intersection of fintech and healthcare. Our primary technology is called medEcash. It allows us to determine prices up front, collect funds from the health plan and the member, and pay the providers on or before the date of service.

Current Sales & Revenue

We believe we have a proven product and demonstrated strong company growth of 93% Year over Year between 2020 and 2021. The Company's medEcash Payment Platform, Cash Driven Health Plan - the LISA Plan, and Network Optimization, Ad-hoc Negotiation and Cash Payment services are currently on the market and generating sales, with over $2M in revenue in 2021. We have managed over $40M in healthcare payments on the medEcash payment platform and handled over 21K cash transactions, reaching 30 thousand employee lives.

Revenue Multiples

We believe one of the best approaches to calculating the valuation of our company is a multiple of revenue. We reviewed companies approximately our size and maturity to determine the most reasonable valuation based on the last twelve months of revenue. We determined a reasonable multiple to apply is 10 times our $2.2 Million revenues in the last 12 months. We believe there is a large market opportunity for our product and services. We believe this opportunity is approximately $30 Billion annually. We reviewed several credible publications to help determine the right multiple factor. These include Tech Crunch, Microcap and Pitchbook.

https://techcrunch.com/2015/07/31/setting-the-right-valuation-for-a-competitive-series-a-round/

https://microcap.co/startup-valuation-revenue-multiple/

https://files.pitchbook.com/website/files/pdf/Q1_2022_US_VC_Valuations_Report.pdf

This valuation has been completed internally without the use of any formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock is converted to common stock;

(ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $9,993.15 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Marketing*
  94.5%
  The principal use of funds will be to expand the sales team beyond the senior leadership team by hiring dedicated sales leadership and sales representatives.

If we raise the over allotment amount of $1,069,998.45, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Marketing*
  48.0%
  The principal use of funds is to expand the sales team beyond the senior lead team by hiring dedicated sales leadership and sales representatives. This will allow the Company to pursue additional markets more aggressively such as healthcare cost containment and insurance companies.
- *Research & Development*
  16.5%
  These funds will be used to continue the refinement and development of our proprietary medEcash payment platform. Specifically, we will expand our software development team and add product management to accelerate our delivery of new functionality.
- *Operations*
  30.0%
  These funds will be used to strengthen operations in advance of bringing on new business. We will hire additional operations talent and train them in advance of new business to be able to improve our service levels to clients.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://assertahealth.com/ (https://assertahealth.com/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/assertahealth

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Asserta Health, Inc.

[See attached]

ASSERTA HEALTH, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Asserta Health, Inc.
South Jordan, Utah

We have reviewed the accompanying financial statements of Asserta Health, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021, and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021, and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

May 9, 2022
Los Angeles, California

ASSERTA HEALTH INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,	2021	2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 725,655	$ 580,980
Acccounts Receivable, net	35,701	17,309
Prepaids and Other Current Assets	9,751	6,658
Total Current Assets	**771,107**	**604,947**
Security Deposit	2,872	2,872
Total Assets	**$ 773,978**	**$ 607,819**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 10,385	$ 5,501
Credit Card	244	9,771
Current Portion of Loans and Notes	14,208	-
Convertible Note	-	537,000
Accrued Interest on Convertible Notes	-	62,820
Other Current Liabilities	381,987	121,998
Total Current Liabilities	**406,824**	**737,090**
Promissory Notes and Loans	412,045	442,550
Total Liabilities	**818,869**	**1,179,641**
STOCKHOLDERS EQUITY		
Common Stock	1,582	1,564
Series Seed Preferred Stock	250	-
Additional Paid in Capital	977,798	317,037
Retained Earnings/(Accumulated Deficit)	(1,024,520)	(890,423)
Total Stockholders' Equity	**(44,891)**	**(571,822)**
Total Liabilities and Stockholders' Equity	**$ 773,978**	**$ 607,819**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net Revenue	$ 2,154,699	$ 1,349,491
Cost of Goods Sold	1,096,928	544,166
Gross profit	1,057,771	805,325
Operating expenses		
General and Administrative	730,365	483,013
Research and Development	675,498	704,723
Sales and Marketing	150,908	13,261
Total operating expenses	1,556,771	1,200,997
Operating Income/(Loss)	(499,000)	(395,672)
Interest Expense	23,255	32,975
Other Loss/(Income)	(388,158)	(282,936)
Income/(Loss) before provision for income taxes	(134,097)	(145,711)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (134,097)**	**$ (145,711)**

See accompanying notes to financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(In , $US)	Common Stock Shares	Common Stock Amount	Series Seed Preferred Stock Shares	Series Seed Preferred Stock Amount	Additional Paid In Capital	earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2019	**1,562,114**	**$ 1,562**		**$ -**	**$ 316,360**	**$ (744,711)**	**$ (426,789)**
Issuance of Stock	1,500	2			-		$ 2
Share-Based Compensation					677		677
Net income/(loss)						(145,711)	(145,711)
Balance—December 31, 2020	**1,563,614**	**1,564**	**-**	**-**	**317,037**	**$ (890,423)**	**$ (571,822)**
Issuance of Stock	18,100	18	249,603	250	657,804		658,072
Share-Based Compensation					2,956		2,956
Net income/(loss)						(134,097)	(134,097)
Balance—December 31, 2021	**1,581,714**	**$ 1,582**	**249,603**	**$ 250**	**$ 977,798**	**$ (1,024,520)**	**$ (44,891)**

See accompanying notes to financial statements.

ASSERTA HEALTH INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(134,097)	$	(145,711)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Share-based Compensation		2,956		677
Changes in operating assets and liabilities:				
Acccounts Receivable, net		(18,391)		52,641
Prepaids and Other Current Assets		(3,093)		3,239
Accounts Payable		4,884		(18,941)
Credit Card		(9,527)		1,409
Other Current Liabilities		259,989		107,745
Net cash provided/(used) by operating activities		**102,720**		**1,059**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		658,072		2
Borrowing on Promissory Notes and Loans		(16,297)		442,550
Borrowing on Convertible Notes		(599,820)		22,725
Net cash provided/(used) by financing activities		**41,955**		**465,277**
Change in Cash		144,675		466,336
Cash—beginning of year		580,980		114,644
Cash—end of year	**$**	**725,655**	**$**	**580,980**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	23,255	$	32,975
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Asserta Health Inc. was incorporated on December 31, 2013, in the state of Utah. The financial statements of Asserta Health Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in South Jordan, Utah.

Asserta Health Inc. is a healthcare payment infrastructure company. The Company built a payment platform called MedEcash to make healthcare affordable to pay for services and products in the same way we pay for everything else-direct, transparent, and immediate.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents exceeded FDIC insured limits by $475,655 and $330,980, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Income Taxes

Asserta Health Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its payment platform service called MedEcash.

Cost of sales

Costs of goods sold include the cost of client medical expenses, implementation fees, benefit expenses, bonuses, wages and salaries, and payroll taxes of concierges, providers, and financial administrators.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $150,908 and $13,261, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time.

The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 9, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2021	2020
Prepaid Expenses	9,751	6,658
Total Prepaids and Other Current Assets	**$ 9,751**	**$ 6,658**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Payroll Liabilities	4,071	1,577
Suspense and Clearing Accounts	375,915	120,420
Rent Deposit	2,000	
Total Other Current Liabilities	**$ 381,987**	**$ 121,998**

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 3,000,000 shares of Common Stock with a $0.001 par value. As of December 31, 2021, and December 31, 2020, 1,581,714 and 1,563,614 shares of Common Stock have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 250,000 shares of Preferred Stock with a $0.001 par value. As of December 31, 2021, and December 31, 2020, 249,603 and no shares of Preferred Stock have been issued and are outstanding. All shares of the Preferred Stock are designated "Series Seed Preferred Stock".

5. SHAREBASED COMPENSATION

During 2014, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 980,300 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2021
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Sstock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise		Weighted Average Contract Term
Outstanding at December 31, 2019	71,500	$	0.05	-
Granted	3,000			
Execised	-			
Expired/Cancelled	-			-
Outstanding at December 31, 2020	74,500	$	0.05	31.24
Exercisable Options at December 31, 2020	48,375	$	0.05	31.24
Granted	297,250	$	-	
Execised	-	$	-	
Expired/Cancelled	250	$	-	
Outstanding at December 31, 2021	371,750	$	0.05	30.24
Exercisable Options at December 31, 2021	111,859	$	0.05	30.24

Stock option expenses for the years ended December 31, 2021, and December 31, 2020, were $2,956 and $677, respectively.

6. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Economic Injury Disaster Loan	$ 412,550	3.75%	04/26/2020	04/26/2050	$ 15,985	$ 15,985	$ 14,208	$ 412,045	$ 426,254	$ -	$ -	$ -	$ 412,550	$ 412,550
Economic Injury Disaster Loan Emergency Advance	$ 10,000	0.00%	fiscal 2020	forgiven in 2021	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 10,000	$ 10,000
Utah Small Business Bridge Loan	$ 20,000	0.00%	4.9.2020	forgiven in 2021	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 20,000	$ 20,000
Total					$ 15,985	$ 15,985	$ 14,208	$ 412,045	$ 426,254	$ -	$ -	$ -	$ 442,550	$ 442,550

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ 14,208
2023	14,208
2024	14,208
2025	14,208
2026	14,208
Thereafter	355,211
Total	**$ 426,254**

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Notes: Lisa Behnke	$ 50,000	4.00%	05/23/2016	converted in 2021	-	-	-	-	-	2,000	7,915	59,903	$ -	59,903
Convertible Notes: Korb Matosich	$ 11,000	4.00%	05/25/2016	converted in 2021	-	-	-	-	-	440	1,739	11,751	$ -	11,751
Convertible Notes: Bill Rusteberg	$ 25,000	4.00%	05/31/2016	converted in 2021	-	-	-	-	-	1,000	3,938	29,952	$ -	29,952
Convertible Notes: Clifford Deets	$ 50,000	4.00%	05/25/2016	converted in 2021	-	-	-	-	-	2,000	7,905	59,903	$ -	59,903
Convertible Notes: David Hall	$ 50,000	4.00%	05/24/2016	converted in 2021	-	-	-	-	-	2,000	7,910	59,903	$ -	59,903
Convertible Notes: Debra Hersom	$ 50,000	4.00%	09/11/2017	converted in 2021	-	-	-	-	-	2,000	5,676	53,412	$ -	53,412
Convertible Notes: Justin Spewock	$ 50,000	4.00%	09/21/2017	converted in 2021	-	-	-	-	-	2,000	5,629	56,866	$ -	56,866
Convertible Notes: Korb Matosich	$ 51,000	4.00%	07/21/2017	converted in 2021	-	-	-	-	-	2,040	6,039	54,481	$ -	54,481
Convertible Notes: Debra Hersom	$ 150,000	4.00%	07/09/2018	converted in 2021	-	-	-	-	-	6,000	12,782	160,237	$ -	160,237
Convertible Notes: Korb Matosich	$ 50,000	4.00%	02/01/2019	converted in 2021	-	-	-	-	-	2,000	3,287	53,412	$ -	53,412
Total	$ 537,000				$ -	$ -	$ -	$ -	$ -	$ 21,480	$ 62,820	$ 599,820	$ -	$ 599,820

The convertible notes are convertible into Common Stock or Preferred Stock at a conversion price. The conversion price is defined as the lower of the product of one minus the discount and the price paid per share for Preferred Stock by the investors in the Next Equity Financing or the quotient resulting from dividing the valuation cap by the Fully-Diluted Capitalization immediately prior to the closing of the Next Equity Financing; or the quotient resulting from dividing the valuation cap by the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction; or the quotient resulting from dividing the caluation Cap by the Fully-Diluted Capitalization immediately prior to the conversion. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

Convertible Note Conversion

During the 2021, the Company converted $537,000 of Convertible Notes and $62,820 of related accrued interest into 249,603 shares of Preferred Stock designed Series Seed Preferred Stock.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020 consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (34,664)	$ (89,565)
Valuation Allowance	34,664	89,565
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(124,230)	$	(89,565)
Valuation Allowance		124,230		89,565
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $480,578, and the Company had state net operating loss ("NOL") carryforwards of approximately $480,578. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

8. RELATED PARTY

There are no related party transactions.

9. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company entered into various operating leases for facilities. On May 21, 2019, the Company entered into a lease agreement with 106th South Business Park L.P. to rent premises (Suite 660), for a monthly rent of $2,872, The lease had a commencement date of June 1, 2019 and ends after 36 months. On December 9, 2019, the Company entered into another lease agreement with 106th South Business Park L.P. to rent premises (Suite 560), for a monthly rent of $6,664. The lease has a commencement date of January 1, 2020, and ends after 60 months.

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

Year	Obligation	
2022	$	94,329
2023		79,971
2024		79,971
2025		-
Thereafter		-
Total future minimum operating lease payments	**$**	**254,270**

Rent expenses were in the amount of $82,187 and $79,971 as of December 31, 2021, and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through May 9, 2022, which is the date the financial statements were available to be issued.

On March 18, 2022, the Company expanded the EIDL loan by $1,104,500 to $1,506,800, with an interest rate of 3.75% per annum and has a maturity of thirty years from the date of the original note (April 26, 2020).

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Asserta Health

Powering Cash-Driven Health Plans


Asserta
HEALTH
A Smarter Approach
to Healthcare Payment

Website · South Jordan , UT · HEALTH TECH

$155,240 raised

40 Investors	$22.1M Valuation
$7.95 Price per Share	$246.45 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Asserta Health has built a healthcare payment utility that allows people with insurance to pay for healthcare at the time it is delivered without the need for claims. We believe the only way to make healthcare affordable is to pay for it the same way we pay for everything else - directly, transparently, immediately. With Asserta's payment infrastructure, employers and patients can know the price in advance, and providers can be paid in real-time without claims and billing.

Overview | Team | Terms | Updates 4 | Comments | Follow

Reasons to Invest

- National healthcare expenditures are projected to reach $6.2 trillion by 2028. As one of the largest sectors in the US economy, these exorbitant costs remain a perennial friction point with everyday Americans.*
- Our proprietary payment platform, medEcash, is a healthcare payment utility that administers real-time payment for healthcare services while also managing the required data for health plan administration.
- Asserta has proven the potential of our platform by processing over $40 million in payment transactions for more than 30,000 health plan members.

*Information provided by Becker's Hospital Review (source)

Asserta Health eliminates administrative complexity to lower healthcare costs

It's no secret that the cost of healthcare continues to climb, and we believe one of the culprits of these rising costs is **the way we pay for healthcare**.

Medical claims often follow a complex administrative path before being priced and paid by a health plan. These unnecessary hurdles not only **raise costs for the patient**, they also **delay payment for healthcare providers**.


Medical claims often follow a complex administrative path before being priced & paid by a health plan.
Asserta Health's payment platform creates a retail-like purchasing experience

Asserta Health believes that people should pay for healthcare the same way they pay for everything else: **directly, transparently, and immediately**. By paying for healthcare with **immediate cash payment**, Asserta's proprietary payment platform, medEcash, creates a retail-like purchasing experience for healthcare services that stimulates competition and reduces overall healthcare costs.

It's time for a smarter approach to healthcare payment. With Asserta Health's payment infrastructure, **everyone wins**.

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THE PROBLEM

Our country’s healthcare system is complex and inefficient

The way we pay for healthcare has long been a source of woe and anxiety for Americans. Despite healthcare being such an integral part of a person’s life - as well as our country’s economy - **the healthcare industry is daunting** and incredibly difficult to understand.

This complexity frustrates patients, employers, providers, and health plans alike, and the industry’s opaque and high-cost nature stifles competition. The current payment model is inefficient, and unfortunately, patients and employers are continuing to shoulder a growing portion of the resulting financial burden.


Healthcare payment needs a substantial overhaul that eliminates the confusion that has plagued it for decades.

Growing costs along with industry financial pressures created by the COVID-19 pandemic are creating **an environment primed for change**. Providers are burdened by the horribly complex administrative process while being strapped for cash due to a reduction in elective procedures. As the state of the economy continues to be scrutinized, heightened attention is being brought to healthcare affordability.

Healthcare payment infrastructure needs a substantial overhaul that eliminates the confusion that has plagued it for decades. Asserta believes **healthcare shouldn't be a zero sum game.**

THE SOLUTION

Real-time healthcare payment benefits patients, providers, & employers

Asserta Health uses **real-time payment** to make healthcare prices visible, improve affordability, and eliminate post-procedure billing hassles. Providers are paid in real-time, while employers and patients pay less for care.

Our proprietary payment platform, medEcash, is one of the only healthcare payment platforms that administers real-time payment for almost any kind of healthcare service **while managing the required data for health plan administration**, significantly reducing the administrative burden and complexity of paying for healthcare.


Asserta Health has built a new healthcare payment utility
medEcash empowers patients through a real-time payment model, saving them time, money, and stress.

By minimizing unnecessary administrative work, the payment experience improves for everyone. Employers pay less, providers get paid immediately and don’t have to deal with a lengthy claims process, and patients receive the same great care at a lower cost. **With Asserta Health, everyone wins**.

Asserta Health's **expert concierge service** replaces the typical dysfunction of health plan customer service. Our team works alongside patients to help them navigate their healthcare needs and ensure their care is paid in full at the time of service. They also manage payment adjustments needed when there are unexpected changes to the care provided.


Asserta's replaces the typical dysfunction of health plan customer service with
an expert concierge team.

The medEcash payment platform is built for broad adoption across healthcare. A new groundbreaking industry utility can only be built by people with a deep understanding of the challenges on all sides of the healthcare transaction. Asserta's **low-cost transactional pricing** makes it easier for the healthcare industry to use our medEcash payment platform than it would be to assemble the expertise required to build it from scratch.

THE MARKET

Nonclinical, administrative costs account for nearly 5% of America's GDP

In 2020, U.S. healthcare accounted for just under 20% of the nation's GDP at **$4.1 trillion** (source). To put in perspective how expensive administrative costs can be, $950 billion - **nearly a quarter of the market** - was estimated to be spent on **nonclinical, administrative functions** in 2019 (source).

These administrative expenses have remained a persistent cost factor, accounting for approximately 15% to 25% of total national health care expenditures across the last two decades (source).


The U.S. spent an estimated
$950 billion
on nonclinical, administrative functions in 2019.
This outdated infrastructure accounts for nearly 5% of America's GDP

(source, source)

Asserta Health updates the outdated healthcare payment model with modern technology to create new infrastructure built on a foundation of transparency, speed, and efficiency. We believe we are the only company on the market that has the technology and platform to guide the healthcare market towards a more retail-based model. Our versatile cash payment model **can be used by any health plan**, including government-sponsored plans and fully insured employer-sponsored options.

As of January 2022, the new, federally-regulated **No Surprises Act** requires pricing transparency from all providers. Until this regulation was implemented earlier this year, pricing information was intentionally hidden. We expect that these provisions will create **favorable market conditions for medEcash adoption** by expanding pre-service price transparency and dramatically reducing the work involved sourcing accurate pre-service pricing.

OUR TRACTION

More than $40 million in healthcare services paid to date

Despite the COVID-19 pandemic, Asserta Health generated **more than $2 million in revenue in 2021** from the **30,000 patients** that are served by medEcash. To date, our platform has **paid over $40 million in healthcare transactions**. Our team has proven the power of medEcash, and we believe we've only scratched the surface of the potential 100 million individuals who can benefit from our platform.


Asserta Health has generated more than
$2 million
in revenue in 2021 from the 30,000 patients served by medEcash

We recently achieved a significant milestone by launching immediate visit payments which allow providers to trigger real-time payments for services. This is a significant expansion of our cash payment capabilities, meaning we can now manage cash payments for **the majority of healthcare services**.

Immediate visit payments through the medEcash payment platform enable highly efficient and mutually beneficial direct relationships between health plans and the providers who serve their plan members. For patients, it positions Asserta to be a powerful engagement tool by enabling streamlined, low-cost access and stress-free payment options for common office and community-based healthcare services.

WHY INVEST

It's time for a smarter approach to healthcare payment

Asserta Health endeavors to be **the engine for healthcare payment reform**. Our proprietary medEcash platform makes healthcare payment what it should be, benefiting providers, payers, and patients alike.

The market is ready for a better way to pay for healthcare. We believe Asserta Health is the industry utility that is required. We have the **unique expertise and technology** to make cash payment the preferred healthcare payment model of choice.

Join our mission to **impact the healthcare industry** and become a shareholder in Asserta Health today.


Join our mission to impact the healthcare industry and become a shareholder in Asserta Health today.

Meet Our Team



Korb Matosich

CEO, Director

Korb has an unusual depth of experience managing all sides of health care payment. He oversaw both Revenue Cycle Management and Payment Integrity businesses at Ingenix, now Optum, at UnitedHealth Group. He also served as the CEO of AAPC, an organization that certifies billers and coders. He has a BS in Accounting from Brigham Young University and an MBA from Stanford University.



Lisa Behnke, MD, MHA, BSN

Chief Medical Officer, Director

Lisa has extensive experience in clinical practice, utilization management, healthcare quality and payment policy in both provider organizations and health plans including 12 years at UnitedHealth Group. She has a BS in Nursing from Wagner College, an MD from Eastern Virginia Medical School, and an MHA from Medical College of Virginia.



David Hersom

Chief Technology Officer, Director

Dave leads our technology teams, bringing extensive experience as an executive leader and Chief Technology Officer at healthcare organizations, including United Healthcare (Ingenix), GE Healthcare and AAPC.



Andrew Clark

Director

Andrew Clark is a Managing Partner at Leavitt Equity Partners.



Debra Hersom

Chief Architect

Deb leads our in-house technology team with 20+ years of experience with payment solutions for healthcare and financial services.



Nicole Oishi

Chief Experience Officer

Nicole came to Asserta with more than 30 years of experience as both a healthcare executive and a clinician. Her passion to transform healthcare led her to senior leadership roles across diverse healthcare organizations, including start-up work as VP of Product Innovation at Matrix and Head of Success at Collective Medical, with more traditional roles leading healthcare purchasing for the Washington State Health Care Authority and VP of Clinical Services and General Manager for ASO Business at Regence/Cambia.



Isaac Figeuroa

Director - Customer Experience

Isaac oversees client-facing operations including our concierge and customer service teams. He has extensive experience managing operations at Matrix Medical, Collective Medical, Verscend and University of Utah Hospitals and Clinics. He has BA in Consumer Studies from the University of Utah.



Marissa Corey

Manager - Provider and Financial Services

Marissa oversees provider negotiation, payment and financial services teams. She learned to navigate every aspect of healthcare payment while managing provider correspondence and appeals at MotivHealth, building on extensive experience in customer-facing roles in retail, insurance, and residential settings.



Tia Rimola Johnson

Director - Clinical Programs

Tia is a Family Nurse Practitioner who leads our clinical programs. She has extensive experience as a clinical leader in both complex program management and clinical care delivery, and she continues to work in a clinical setting 40 hours per month. She has a BS in Nursing from Arizona State University and a Masters Degree in Family Practice Nursing from Grand Canyon University.

Offering Summary

Company	:	Asserta Health, Inc.
Corporate Address	:	10421 South Jordan Gateway Suite 560, South Jordan , UT 84095
Offering Minimum	:	$9,993.15
Offering Maximum	:	$1,069,998.45
Minimum Investment Amount (per investor)	:	$246.45

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	1,257
Maximum Number of Shares Offered	:	134,591
Price per Share	:	$7.95
Pre-Money Valuation	:	$22,078,676.40

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

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$1,000+

Bronze Bonus

Invest $1,000 and receive 5% bonus shares

$2,500+

Silver Bonus

Invest $2,500 and receive 10% bonus shares

$10,000+

Gold Bonus

Invest $10,000 and receive 15% bonus shares

$25,000+

Diamond Bonus

Invest $25,000 and receive 20% bonus shares

Audience-Based:

10% bonus shares for previous investors

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Asserta Health, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $7.95 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $795. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Audience-Based in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

What do LISA Plan members think of Asserta Health?

7 days ago

"Asserta, I could not live without! Best thing that ever happened, if you ask me. All our employees and dependents are thrilled with what Asserta does for us."

This patient's self-funded employer has 360 employees enrolled in their LISA plan, which is now in its second year.

Plan members have enjoyed no premium increases and $0 out of pocket cost whenever we pay cash for services like MRIs, labor and delivery, sleep studies, colonoscopies and knee replacements.

This year, the employer decided to pilot a new medEcash capability specifically designed to administer immediate payment for lower cost services.

We worked with their preferred radiology provider to set up a list of common procedures with cash prices in medEcash. The list includes both low-cost and high-cost imaging procedures, from chest x-rays and simple joint x-rays to barium studies and MRIs. medEcash uses simple safeguards to prevent the provider from billing for services that can't be billed together or too many units of the same type of service.

Here's how it works:

1. The radiology provider selects the member and the procedure(s) from the pre-approved list and enters diagnosis codes and date of service.
2. The plan member receives a text message and/or an email with a link to click and confirm the visit. As soon as the plan member confirms the visit, the provider is paid immediately via medEcash.
3. We submit a paid receipt to the plan administrator so that the plan has a complete record of the care their members receive, and no important data is lost.

Since January, this provider has used medEcash to collect immediate payment for more than 200 visits at a cost to the employer of 115% of Medicare. The provider has received $65K in revenue without collecting a copay, submitting a claim or waiting for payment. And NONE of the plan members have had any difficulty using the text or email link to confirm their visit.

We are very excited about this new capability because it means that employers, health plans, and plan members can enjoy the benefits of cash payment for lower cost services where it would not make sense to involve a concierge.

It can be used by an employer to strengthen direct contracts with local providers, and it can also be used by any health plan to recruit providers who don't want the hassle of claims submission, such as behavioral health providers.

The addition of this capability to medEcash means that we can now administer a cash payment relationship for virtually any kind of healthcare service. Please join us and invite others to help us bring this amazing health plan experience to employees and plan members everywhere!

Asserta Health Pitch Deck

16 days ago

Asserta Health Pitch Deck

The True Story of Two Knee Replacements

18 days ago

To give you an idea of how medEcash impacts the patient, employer and provider experience, let us tell you the true story of Janet!

When Janet had her left knee replaced, her employer had a traditional PPO health plan and it was a real nightmare. She was careful to choose in network providers, but she had no way to evaluate quality of her surgeon. She was really worried about whether she could even *afford* the surgery. And after her surgery, she never expected the barrage of confusing bills and collection notices that took months to resolve. It cost her nearly $4,000, and her plan paid almost $31,000.


Janet had her left knee replaced using
a traditional health plan
Provider Quality
Unknown
what it really cost:
Cost to Janet: $4,000
Cost to Plan: $31,000
Time Required: 6 Months
Asserta

Unfortunately, this experience is pretty common for PPO plan members.

The next year, when her doctor told her she it was time to have her right knee replaced, Janet really dreaded going through the process all over again.

But Janet's self-funded employer had been looking for a way to save money and give their employees a better health plan experience, and that year they decided to add a cash payment program using medEcash.

Janet called Asserta Health because she heard it would save her money. The Asserta Health concierge asked questions to understand her medical need, and worked with Asserta Health's clinical team to identify high quality cash providers. Janet's concierge was there with step by step guidance to help Janet navigate the whole process.

Janet chose a surgeon and scheduled a consultation, and Asserta Health agreed on a cash price with each provider who would be involved in Janet's care. Janet' health plan approved the cash price and provided funds through medEcash in advance so that Asserta Health could use medEcash to pay each provider in full on the day she had surgery.

And because Janet's plan saved so much money, her out of pocket cost was exactly $0. Compare that to the almost $4,000 she paid for her left knee replacement!


Janet had her right knee replaced using
medEcash
Provider Quality
Top Quartile
Knee Replacement
Personal guidance
High quality cash providers
Lower costs
what it cost with Asserta Health:
Cost to Janet: $0
Cost to Plan: $20,000
Time Required: 2 Weeks
Asserta

After surgery, Janet's employer received a full report with all of the required data, just as if her providers had submitted individual claims for each component of her care. But with one huge difference! Each of Janet's providers was paid in full at the time of service, without all the paperwork involved to submit claims and send bills to Janet.

After her right knee replacement, Janet was free to focus all of her attention on healing and recovery, without the hassle of trying to decipher unintelligible bills and collection notices.

That's the power of cash payment for healthcare. That's the power of medEcash from Asserta Health.

Please join our mission to bring cash payment to healthcare, and feel free to share this true story with anyone who is interested in making healthcare more affordable for everyone! Please invite them to follow us here and on LinkedIn

Asserta Health passes $100k milestone! Thank you for joining our mission!

21 days ago

We are celebrating over $120k in committed investments from 35 investors. Thank you for helping us bring real time payment to healthcare. We are well on our way to our goal! We will keep you updated on our progress. Please feel free to share this with anyone who is interested in making healthcare more affordable for everyone! Please invite them to follow us here and on LinkedIn


Join our mission to impact the healthcare industry and become a shareholder in Asserta Health today.

END OF UPDATES

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Marc R. SE OWNER 104 INVESTMENTS 18 days ago
Can you give a short summary of how Asserta Health is applied? Like a Use Case where I belong to a small business that has about 100 employees and currently on EMI or SelectHealth plan. Where does Asserta come into play with the regular health plan (since I have concluded you are not replacing the plan) and what added benefits would be receive? Does it primarily make sense for large scheduled surgeries?
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Shiyan D. 40 INVESTMENTS 25 days ago
What is your patent status? thanks,
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Vilem F. 77 INVESTMENTS a month ago
Hello, I have noticed that after working on this company for 8 years you achieved in to serve 30K customers and made $2M in total revenues and lost $130K in 2021. Seeing this type of traction, I am little worried about my ROI potential rather then excited to invest. Please could you help me to change my opinion before the 20% early bird shares expire, and could you share your unaudited financials? It's my understanding that there is nothing that is legally prohibiting you doing so, as long as you state the numbers are unaudited, and paint an accurate picture of the current financial shape of your business. I would like to know particularly the following: Jan-June2022 revenues, current monthly burn rate, cash on hand, and if everything stays the same how much runway do you currently have? Is there any hope that the sales team that you plant to hire will do a better job to sell this than you did, and will this ever sell like hot cakes, or is it quite tough to sell this? Thank you. V
1 View 2 replies

John H. SE OWNER 29 INVESTMENTS a month ago
Hi Korb,

After re-reading your presentation carefully, I get a clearer picture of what Asserta does and why you call yourself a payment utility. Please let me know if I get the following right:
a) You are doing away with traditional health plans. Your payment utility medEcash does not interface or integrate with any health plans systems such as Anthem or Kaiser.
b) Instead, medEcash connects directly healthcare providers with employers as payers. This is why you said you have transparency of pricing for medical services. This is why you keep stressing that medical services are paid "directly, transparently, and immediately".
c) As such, you are acting like your health plan. This is why your system also manage the required data for health plan administration.

My guess is that your vision and intention are really good for the employers, but hard for them to accept your non-health-plan as a health plan. This is probably why you only have $40M in payment transactions in the lifespan of your company – very small considering the size of healthcare spending each year.

My general questions are:
1) How do you plan to overcome the barrier of non-health plan?
2) What type of marketing do you plan to use to make your advantages be known and accepted? I don't see any marketing executives in your team. Is this temporary? Or is this by design?
3) What are your plans to win over businesses that have already deployed their health plans?
4) I see that you added Chief Experience Officer and Director of Customer Experience in mid-2021. Were there some hiccups in your customer service that you need to bring dedicated executives on board?

Thank you!
John Hwung
1 View 2 replies

John H. SE OWNER 29 INVESTMENTS a month ago
Hi Asserta Health Team,

You have a convincing presentation. I have a few questions:

1) I don't see a 5-year business plan in your presentation. What are your 5-year revenue projections and your projected profit margins?
2) What is your MOAT? How do you prevent others from copying your ideas?
3) Is yours primarily a B2C solution? How do you market yourself to the consumers?
4) Have you passed all the HIPAA and related compliance requirements?

Thank you!
John Hwung
0 View 4 replies

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Imagine needing urgent surgery to avoid losing your eyesight. The hospital demands your 3,000 dollar deductible upfront because the total cost is more than 10,000 dollars! When you ask about a payment plan, they offer a cash price of 2,000 dollars if you pay now and they won't bill your insurance.

Why would they accept 2,000 dollars for a 10,000 dollar surgery? Is avoiding the cost of claims, billing, and collections really worth that much? Unfortunately, yes!

Inefficient payment processes are a big driver of healthcare cost inflation. Administrative costs consume up to 25% of every dollar spent on healthcare – that's 5% of GDP! Administrative simplification could save an estimated 265 billion dollars of annual spending in the healthcare industry.

Asserta Health's team of industry experts has built a new healthcare payment utility that allows people with insurance to take advantage of cash prices saving on average 25% to 50% for each service. Paying for healthcare the same way we pay for everything else —direct, transparent, and immediate.

We've used our payment platform, medEcash to process over 40 million dollars in healthcare transactions for over 50 employers covering more than 30,000 individuals. This isn't just a concept, we generated 2.1 million dollars in revenue in 2021.

We believe medEcash is the only healthcare payment platform that administers real time cash payment for all healthcare services. Patients and employers know the cost of services in advance. Providers are paid in real-time with a platform that we believe is as easy as PayPal.

"A huge weight has been lifted just knowing I can afford my eye surgery. Having health issues is stressful enough… not knowing if I can pay for the surgery to save my eyesight has been so mentally and emotionally stressful. So to receive this news is truly life changing."

medEcash is a true game-changer that reduces administrative cost to dramatically lower the cost of care. Join us in our quest to make healthcare more affordable for everyone.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

ASSERTA HEALTH, INC.

RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Asserta Health, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), does hereby certify as follows.

1. The name of this corporation is Asserta Health, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on September 5, 2014 under the name Asserta Health, Inc.

2. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

> RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. This Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 3rd day of May, 2021.

By: [signature]
Korb Matosich, Chief Executive Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:19 PM 05/03/2021
FILED 04:19 PM 05/03/2021
SR 20211566937 - File Number 5598673

Exhibit A

ASSERTA HEALTH, INC.

RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I: NAME.

The name of this corporation is Asserta Health, Inc. (the "***Corporation***").

ARTICLE II: REGISTERED OFFICE.

The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is National Registered Agents, Inc.

ARTICLE III: DEFINITIONS.

As used in this Restated Certificate (the "***Restated Certificate***"), the following terms have the meanings set forth below:

"***Board Composition***" means that for so long as at least 25% percent of the initially issued shares of Preferred Stock remain outstanding, the holders of record of the shares of Series Seed Preferred Stock exclusively and as a separate class, are entitled to elect one (1) director(s) of the Corporation (the "***Series Seed Director(s)***"), the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect four (4) director(s) of the Corporation, and any additional directors will be elected by the affirmative vote of a majority of the Preferred Stock and Common Stock, voting together as a single class on an as-converted basis. For administrative convenience, the initial Series Seed Director may also be appointed by the Board in connection with the approval of the initial issuance of Series Seed Preferred Stock without a separate action by the holders of a majority of Series Seed Preferred Stock.

"***Original Issue Price***" means $2.63649 per share for the Series Seed Preferred Stock.

"***Requisite Holders***" means the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis).

ARTICLE IV: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE V: AUTHORIZED SHARES.

The total number of shares of all classes of stock that the Corporation has authority to issue is 3,250,000, consisting of (a) 3,000,000 shares of Common Stock, $0.001 per share and (b) 250,000 shares of Preferred Stock, $0.001 per share. The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Certificate, all shares of the Preferred Stock of the Corporation are hereby designated "***Series Seed Preferred Stock***".

A. COMMON STOCK

The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Common Stock.

1. **General.** The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in this Restated Certificate.

2. **Voting.** The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

1. **Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales.**

1.1 Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3 Deemed Liquidation Events.

1.3.1 Definition. Each of the following events is a "***Deemed Liquidation Event***" unless the Requisite Holders elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2. **Voting.**

2.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

2.2 Election of Directors. The holders of record of the Company's capital stock are entitled to elect directors as described in the Board Composition. Any director elected as provided in the preceding sentence may be removed without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director.

2.3 Preferred Stock Protective Provisions. At any time when at least 25% of the initially issued shares of Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a) alter the rights, powers or privileges of the Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

(b) increase or decrease the authorized number of shares of any class or series of capital stock;

(c) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

(d) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the

Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(e) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

(f) increase or decrease the number of directors of the Corporation;

(g) liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

3. **Conversion.** The holders of the Preferred Stock have the following conversion rights (the "***Conversion Rights***"):

3.1 Right to Convert.

3.1.1 Conversion Ratio. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion. The "***Conversion Price***" for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in this Restated Certificate.

3.1.2 Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event herein, in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2 Fractional Shares. No fractional shares of Common Stock will be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3 Mechanics of Conversion.

3.3.1 Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Common Stock, a holder of Preferred Stock shall surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "***Contingency Event***"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "***Conversion Time***"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion in accordance with the provisions of this Restated Certificate and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2 Reservation of Shares. For the purpose of effecting the conversion of the Preferred Stock, the Corporation shall at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, , that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then-par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation shall take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3 Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as provided in this Restated Certificate shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common

Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4 No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Common Stock delivered upon conversion.

3.4 Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "***Original Issue Date***" for such series of Preferred Stock) effects a subdivision of the outstanding Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of that series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before the combination will be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5 Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, in the event a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of the issuance or the close of business on the record date, and

(b) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of the event.

3.6 Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation shall make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7 Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.8 Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation shall provide that each share of such series of Preferred Stock will thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation shall make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Restated Certificate and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

3.10 Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "***Mandatory Conversion Time***"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11 Procedural Requirements. The Corporation shall notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Restated Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion

Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. **Dividends.** The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. **Redeemed or Otherwise Acquired Shares.** Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6. **Waiver.** Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7. **Notice of Record Date.** In the event:

(a) the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation shall send or cause to be sent to the holders of the Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. The Corporation shall send the notice at least 20 days before the earlier of the record date or effective date for the event specified in the notice.

8. Notices. Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE VI: PREEMPTIVE RIGHTS.

No stockholder of the Corporation has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

ARTICLE VII: STOCK REPURCHASES.

In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors, or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Preferred Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock or Preferred Stock approved by the holders of Preferred Stock of the Corporation.

ARTICLE VIII: BYLAW PROVISIONS.

A. **AMENDMENT OF BYLAWS.** Subject to any additional vote required by this Restated Certificate or bylaws of the Corporation (the "***Bylaws***"), in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B. **NUMBER OF DIRECTORS.** Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C. **BALLOT.** Elections of directors need not be by written ballot unless the Bylaws so provide.

D. MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE IX: DIRECTOR LIABILITY.

A. LIMITATION. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article IX by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B. INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C. MODIFICATION. Any amendment, repeal, or modification of the foregoing provisions of this Article IX will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE X: CORPORATE OPPORTUNITIES.

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. "***Excluded Opportunity***" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a "***Covered Person***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

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